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Craft Beer

Old Majestic Brewing Co

Brewery

656 St. Louis Street

Mobile, AL 36602

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Investment Opportunity

Data Room

Discussion

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THE PITCH

Old Majestic Brewing Co is seeking investment to ramp up distribution, including canning equipment, new COVID beer environment.

Generating Revenue

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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.

OUR STORY

Old Majestic Brewing Company was formed to bring about more than a beer-drinking opportunity but brews are crafted with select hops and taste patterns to encourage our consumers to enjoy the finer drink a beer, but we wanted to educate our consumers to learn more about beer and how to enjoy it. deserve to know what makes a great beer, so we created a beer drinking experience at Old Majestic stems from the mighty, majestic oak tree, which is the National Tree of the United States of America

Chad Marchand
Co-Owner

Chad was born and raised in a military family. Throughout his childhood, his family moved to different
well as Hawaii, California, and Alabama, among other states. His opportunity to experience other cult
his pallet to enjoy diverse flavors. Something that can be readily found in the beer brewed at Old Maje
bring a great opinion of good beer, but an apparent culture found in the Old Majestic taproom. As a pr
for beer has well exceeded his skill of litigation. The dream of opening this brew house coupled with h
combined to bring everyone to what is now Old Majestic Brewing Company.

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OUR BEER

We offer a delicious selection of craft beers. Come by the brewery and try a flight. While you'll always
seasonals and rotations, our flagship brands are always a favorite:

"Majestic Blonde" - A Belgian Style Blonde Ale that is typically easy-drinking, with low but pleasing ho
with a low malt aroma and a spicy yet fruity character.
"Four Fathers' Stout" –An American Stout as revolutionary as our 1st three presidents, Washington, Ad
Benjamin Franklin. A smooth yet complex roasted malt character with a blackcurrant finish.
"Reflections IPA" –An American Pale Ale that's hoppy and moderately strong, showcasing Pacific Nort
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase Equipment for Canning $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,300,000 $1,430,000 $1,530,100 $1,606,605 $1,654,803
Cost of Goods Sold $304,000 $512,759 $548,652 $576,084 $593,366
Gross Profit $996,000 $917,241 $981,448 $1,030,521 $1,061,437

EXPENSES

Rent $167,844 $172,040 $176,341 $180,749 $185,267
Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $145,758 $160,333 $171,556 $180,133 $185,536
Insurance $7,200 $7,380 $7,564 $7,753 $7,946
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648

$150,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Old Majestic Brewing Company LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
Historical milestones

Old Majestic Brewing Co was formed in August, 2016 and has since achieved the following milestones

Opened location in Mobile, Alabama.

Achieved revenue of $13,039 in half of a single month in 2019, which then increased to $127,139 in th

Had Cost of Goods Sold (COGS) of $12,714 in the same period, which represented gross profit margi
$48,656 the following three quarters, which implied gross profit margin of 61.7%.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of December, 2020, Old Majestic Brewing Co has debt of $790,289 outstanding and an asset bala
sourced primarily from a $682,000 loan from United Community Bank and will be senior to any invest
to the Old Majestic Brewing Co's outstanding debt and the debt raised on Mainvest, Old Majestic Bre
from alternate sources at a later date.

Risk Factors
Lack of Accounting Controls

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some othe as a public offering of shares (for example, publicly-traded firms must generally provide investors wit statements that have been audited by an independent accounting firm). Although Title III does require that you would make a different decision if you had more information.

Lack of Ongoing Information

Old Majestic Brewing Co will be required to provide some information to investors for at least 12 mont this information is far more limited than the information that would be required of a publicly-reporting Co is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Old Majestic Brewing Co will carry some insurance, Old Majestic Brewing Co may not carry all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible reasonable cost. Therefore, Old Majestic Brewing Co could incur an uninsured loss that could damage

Future Investors Might Have Superior Rights

If Old Majestic Brewing Co needs more capital in the future and takes on additional debt or other sour might have rights superior to yours. For example, they might have the right to be paid before you are, have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Ex

Any company whose securities are listed on a national stock exchange (for example, the New York St of rules about corporate governance that are intended to protect investors. For example, the major U. companies to have an audit committee made up entirely of independent members of the board of dire outside relationships with Old Majestic Brewing Co or management), which is responsible for monitor compliance with the law. Old Majestic Brewing Co will not be required to implement these and other i

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Old Maj successful than your initial expectations.

Payments and Return Are Unpredictable

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for e Instead, a representative will be appointed according to the procedures set forth in the Note Indentur the representative, or that the representative will do things you believe are wrong or misguided. If an representative has been appointed, all of the representative's reasonable expenses must be paid before with respect to the Notes.

This information is provided by Old Majestic Brewing Co. Mainvest never predicts or projects perform audited this information. For additional information, review the official Form C filing with the Securities EDGAR website.
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